UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH

350 S Race Street

DENVER, CO 80209

(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
07/18/2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
703,851 shares
	8	SHARED VOTING POWER
3,603,474 shares
	9	SOLE DISPOSITIVE POWER
703,851 shares
	10	SHARED DISPOSITIVE POWER
3,603,474 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,307,325 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,752,850 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,752,850 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,752,850 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000 shares
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000 shares
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
19,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,164 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
44,164 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,164 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

EXPLANATORY NOTE

The following constitutes Amendment No. 17 to the Schedule 13D filed by the reporting persons (“Amendment No. 17”). This Amendment No. 17 is being filed to disclose the updated beneficial ownership information of the reporting persons, and a “Stock Purchase Agreement” entered into by the reporting persons described below. This Amendment No. 17 amends the Schedule 13D and previous amendments as specifically detailed below.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 17.

Item 2.	Identity and Background.

There are no amendments to Item 2 of the Schedule 13D pursuant to this Amendment No. 17.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The 2,752,850 shares that will be held by the CRC Founders Fund, LP after closing of the Stock Purchase Agreement, outlined in Items 4. And 6. below, will have been purchased with working capital for $1,264,009. The 744,804 shares held by 73114 Investments, LLC were purchased with working capital for $491,059. The 60,000 shares held by Youth Properties, LLC were purchased with working capital for $60,000. The 45,820 shares held by Paratus Capital, LLC were purchased with working capital for $26,069. The 703,851 shares held directly by Denver J. Smith were purchased with personal funds for $348,038. The 44,164 shares directly held by Samuel N. Jurrens were purchased with personal funds for $27,007. The 26,000 shares held directly by Donald E. Smith were purchased with personal funds $17,730. The 19,300 shares held directly by Richard G. Hill were gifted to him. The 4,396,789 shares held by all reporting persons in aggregate were purchased for $2,228,912. All amounts include commissions and fees.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On July 18, 2024, CRC Management, on behalf of the CRC Founders Fund, LP, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with SV Asset Management, LLC (“SV Asset Management”), as further described in Item 6 below, which disclosure is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 4,396,789 shares, or 8.9% of the common shares outstanding of the Issuer based on 49,693,803 shares outstanding as provided on page 1 of the Issuer’s most recent 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Stock Purchase Agreement, CRC Management, on behalf of the CRC Founders Fund, LP, agreed to purchase 350,000 Shares from SV Asset Management at a price of $1.20 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 18, 2024, CRC Management, on behalf of the CRC Founders Fund, LP, entered into the Stock Purchase Agreement with SV Asset Management. Pursuant to the Stock Purchase Agreement, CRC Management agreed to purchase 350,000 shares from SV Asset Management at a price of $1.20 per share. The Stock Purchase Agreement contains customary representations, warranties and covenants of the parties thereto. The transaction is expected to close in the near future.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1       Stock Purchase Agreement, dated July 16, 2024 (signed July 18, 2024).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024	/s/ Richard G. Hill

Richard G. Hill

Dated: July 22, 2024	/s/ Samuel N. Jurrens

Samuel N. Jurrens

Dated: July 22, 2024	/s/ Donald E. Smith

Donald E. Smith

Dated: July 22, 2024	/s/ Denver J. Smith

Denver J. Smith

Dated: July 22, 2024	Paratus Capital, LLC

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Strategy Officer

Dated: July 22, 2024	73114 Investments, LLC

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Investment Officer

Dated: July 22, 2024	Youth Properties, LLC

	By:	/s/ Donald E. Smith

Name: Donald E. Smith

Title: Chief Executive Officer

Dated: July 22, 2024	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Investment Officer